Exhibit 21.01

OGE Energy Corp.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership
Oklahoma Gas and Electric Company	Oklahoma	100.0
OGE Enogex Holdings LLC	Delaware	100.0

The above listed subsidiaries have been consolidated in the Registrant's financial statements. Certain of OGE Energy's subsidiaries have been omitted from the list above in accordance with Rule 1-02(w) of Regulation S-X.